UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12014436

Washington, DC
125

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68668

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEDGESERV INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 AVENUE OF THE AMERICA'S 21 ST FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Ebert (212)485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL EBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEDGESERV INVESTMENT SERVICES LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWIN MONTES
Notary Public - State of New York
No. 01MO6223960
Qualified in Queens County
My Commission Expires June 21, 2014

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HedgeServ Investment Services LLC

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To The Member of HedgeServ Investment Services LLC:

We have audited the accompanying statement of financial condition of HedgeServ Investment Services LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HedgeServ Investment Services LLC at December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2012

HedgeServ Investment Services LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash and bank balances	$	36,589
Prepaid expenses		8,750
Total assets	$	45,339
Liabilities and member's equity		
Accounts payable and accrued expenses	$	14,000
Total liabilities		14,000
Member's equity:		
Paid-in capital		67,544
Earnings deficit		(36,205)
Total member's equity		31,339
Total liabilities and member's equity	$	45,339

See notes to financial statements.

HedgeServ Investment Services LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Organization

HedgeServ Investment Services LLC (the "Company") was formed on April 22, 2010 in the State of Delaware. The Company was 99.9% owned by HedgeServ Holding LP and 0.1% owned by HS Holding Corporation. The ownership of the Company was restructured on November 15, 2010 at which time it became 100% owned by HedgeServ Corporation ("HS Corp."). On April 19, 2011, the Company was registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("SEC" and "FINRA"), and commenced operations in the capacity as a broker-dealer. The first Annual Report to be filed by the Company with FINRA covers the year ended December 31, 2011.

Because the Company does not hold customer funds or securities, it is exempt from requirement of SEC Rule 15c3-3 pursuant to Section (k)(2)(i).

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and bank balances

The Company's bank balance is held with one major financial institution.

Income Taxes

The Company, from its formation date to November 15, 2010, was a U.S. partnership for federal, state and local income tax purposes and accordingly filed a short-year partnership return. All income, expense, gain or loss of the Company flowed through to its partners and was allocated in accordance with the LLC agreement and related tax law. As of November 15, 2010, the Company became a single member Delaware limited liability company and, as such, is disregarded for federal and state tax purposes. The Company is subject to New York City Unincorporated Business Tax ("UBT"); however, for 2011 there is no tax liability because the Company's gross revenue is less than $95,000, the minimum revenue required to file an UBT return.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 12.5% of aggregate indebtedness, as defined in the Rule. At December 31, 2011, the Company had net capital of $22,589 which was $17,589 in excess of the minimum net capital required. The Company's aggregate indebtedness to net capital ratio was 0.62 to 1 as of December 31, 2011.

4. Related-Party Transactions

The Company's Expense Sharing Agreement was effective November 15, 2010 and automatically renews for successive 12-month terms without any further action by the parties unless terminated by either party upon not less than 30 days notice prior to the end of any such 12-month term. The amount of $10,000 is expensed pro rata over the 12 month period. There is a prepaid balance of $8,750 as of December 31, 2011.

5. Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising in connection with the conduct of the Company's business.

6. Subsequent Events

The Company has evaluated subsequent events through February 28, 2012, the date these financial statements were available to be issued.

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